FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

October, 2014

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Inscription in Securities Register N° 0114

                                                                                                                                             Ger. Gen. N°  158/2014

                                                                                                                                          Santiago, October 27, 2014

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized, I hereby inform you of the following significant event:

Today, after extensive negotiations, Endesa Costanera S.A. and Mitsubishi Corporation agreed to refinance the debt held by Mitsubishi Corporation, with beneficial conditions for Endesa Costanera S.A., an Argentinean corporation and subsidiary of Empresa Nacional de Electricidad S.A. (“Endesa Chile”), which holds an 75.67% economic interest. This agreement has financial effects on both companies.

Among the main conditions of the restructuring are :

•         the pardoning of accrued interest, which amounted to US$ 66,061,897.09 as of September 30, 2014;

•         the rescheduling of US$ 120,605,058.33 capital maturities for a period of 18 years, with a grace period of 12 months; and stating that the debt must be completely paid before December 15, 2032,

•         the minimum annual capital payment must be at least of US$ 3,000,000, in quarterly installments;

•         a 0.25% annual interest rate,

•         maintaining the pledge on the assets and noting restrictions to dividend payments.

As a condition precedent, Endesa Costanera S.A. should make a payment of US$ 5,000,000 of overdue debt within the next 15 working days.

The above corresponds to the restructuring of Endesa Costanera S.A.’s major liability and also affects its financial situation, which will be reflected in its annual financial statements.

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

The estimated effects for Endesa Chile, as the parent company, will be additional earnings of approximately US$ 104 million (Ch$ 61,000 million) and a reduction of financial debt of approximately US$ 138 million (Ch$ 80,000 million), which will be reflected in the consolidated financial statements.

Sincerely,

Joaquín Galindo V.

Chief Executive Officer

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: October 29, 2014